Exhibit 99.2

Luda Technology Group Announces Execution of Acquisition of 55% Stake in Asia AI Data Centre & Quantum Technology and Signing MOU with Huazhi Future to Explore Strategic Opportunities in AI Infrastructure

Hong Kong, Oct. 30, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, and a trader of coal, today announced that on October [29], 2026, it had executed a share purchase agreement (the “Agreement”) with Asia AI Data Centre & Quantum Technology Company Limited (“AI Data Quant Tech”) to acquire a 55% stake in AI Data Quant Tech, following the previously announced memorandum of understanding entered into by the parties in relation to the transaction. The Agreement officially marks the Company’s entry into computing infrastructure operations management.

Acquisition Highlights

AI Data Quant Tech specializes in operations and management of data center planning and construction, high-performance computing rental, and quantum computing hosting and operations. Through AI Data Quant Tech, the Company aims to connect Mainland China’s cost-efficient and high-quality AI ecosystem with international markets.

Upon completion of the Agreement, the Company will acquire 5,500 ordinary shares of AI Data Quant Tech, representing 55% of its issued share capital, for a total consideration of US$935,000. The consideration is comprised of US$600,000 in cash and US$335,000 to be satisfied by allotment and issuance of ordinary shares (the “Ordinary Shares”) of the Company. The parties acknowledge that the value of the Consideration Shares is calculated by reference to 91,780 ordinary shares of the Company at US$3.65 per share, being the market closing price on October 14, 2026. Of the cash portion of the consideration, US$400,000 has been paid; the remaining US$200,000 is due within three months after the execution date of the Agreement.

Strategic MOU with Huazhi Future

To support the growth of its AI Data Quant Tech business, the Company signed a strategic MOU with Huazhi Future. A subsidiary of Nasdaq-listed Maase Inc., Huazhi Future focuses on intelligent computing infrastructure and industrial AI applications. Its operations span intelligent computing infrastructure, computing power scheduling and operations, and vertical AI applications and industry services, with established presence in the ASEAN region.

Under the strategic MOU, Luda Technology and Huazhi Future intend to explore opportunities across the following three areas:

1. Overseas Computing Power Export

The Company aims to connect Huazhi Future with overseas channel resource, supporting the expansion of Huazhi Future’s computing power business in ASEAN markets through compliant channels. Huazhi Future will provide the related technical support and operational services. The parties will also explore opportunities to build or operate intelligent computing centers and edge computing nodes in the ASEAN region. To support these efforts, both parties will share market information, customer resources, and policy updates.

2. Liquid Cooling Technology

The parties intend to establish a Liquid Cooling Technology Joint Laboratory and jointly sponsor a Liquid Cooling Technology Research Institute (or a similar research body). Research will focus on liquid cooling systems for containerized data centers, high-efficiency heat-dissipation materials, and intelligent temperature-control algorithms. Huazhi Future will provide application scenarios, testing environments, and market feedback, while Luda Technology will contribute its precision manufacturing capabilities, including its stainless steel and carbon steel flanges and fittings that can be used in liquid cooling piping and fluid-transfer systems. Both parties will also explore the development of standardized, modular, and commercial liquid cooling products for domestic and international markets.

3. Financial Cooperation

The parties intend to explore potential ventures on financing for jointly invested or jointly operated projects, leveraging their respective public company platforms and capital markets access. Both parties plan to share information on investment and M&A opportunities in AI, computing infrastructure, green technology, and high-end manufacturing. They may explore establishing joint investment platforms, subject to each party’s regulatory requirements and commercial interests.

To coordinate these initiatives, the strategic MOU provides for regular senior executive meetings, designated liaison personnel, and dedicated project working groups. Each party will prepare a project plan for each cooperation area within 30 days of signing. The strategic MOU is a framework document setting out the parties’ intentions. Apart from its confidentiality provisions and the provision on the MOU’s own nature and effect, it does not create legally binding obligations. Any specific project will need separate definitive agreements. This strategic MOU has an initial term of two years. It renews automatically for one-year periods unless either party objects in writing.

Management Commentary

Mr. Ma Biu, CEO of Luda Technology, said: “Execution of the AI Data Quant Tech acquisition and signing a strategic MOU with Huazhi Future mark two important steps in moving our data center strategy from planning into execution. Hong Kong is a ’super connector’ between Mainland China’s cost-efficient AI ecosystem and international markets. Huazhi Future brings intelligent computing expertise and a presence in ASEAN. Luda Technology brings more than 20 years of precision metal manufacturing experience, which directly applies to liquid cooling piping and fluid-transfer systems, together with supply chain management and a global agency network. AI Data Quant Tech adds expertise in data center infrastructure operations and management. By combining these strengths, we see a clear path to provide affordable, high-performance AI computing infrastructure and advanced cooling solutions to the world, while we continue to drive innovation in our core steel manufacturing business. These initiatives support Luda Technology’s broader strategy of sustainable growth, diversification and innovation.”

Related Party Transaction

The Company bought the shares of AI Data Quant Tech from Ms. Liu Liangping, the sole director of AI Data Quant Tech. Ms. Liu is also Luda Technology’s Chief Operating Officer and previously served as a director of the Company until June 18, 2026. Her spouse, Mr. Ma Biu, is the Company’s Director, Chief Executive Officer, and an ultimate beneficial owner. This makes the acquisition a related party transaction. The Company’s audit committee reviewed and approved the acquisition under Section 120 of the NYSE American Company Guide and the Company’s related person transaction policy.

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, incorporated in Hong Kong in 2004 and principally engaged in trading steel flanges and fittings. The Company also trades steel pipes, valves and other steel tubing products and serves customers in China and international markets. Luda is expanding its trading activities into energy, metals and mineral commodities, beginning with thermal coal, and is evaluating potential opportunities involving fluorspar, tungsten, iron ore, rare earth products and copper. For more information, please visit Luda Technology’s official website at www.ludahk.com.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the Company’s ability to integrate AI Data Quant Tech and realize the anticipated benefits of the acquisition and its expansion into computing infrastructure operations management; its ability to pay the remaining US$200,000 cash consideration and satisfy the conditions for issuing the Consideration Shares; the risk that the largely non-binding MOU with Huazhi Future may not result in definitive agreements or implemented projects; the parties’ ability to secure financing, technical support and other resources for the proposed initiatives; their ability to comply with applicable regulatory requirements for cross-border computing services and ASEAN market expansion; uncertainties concerning the development, commercialization and market acceptance of the proposed computing infrastructure and liquid cooling products and services; and the uncertainties related to market conditions. Additional risks are described under ‘Item 3. Key Information—D. Risk Factors’ in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Luda Technology Investor Relations

Email: ir@ludahk.com

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